NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
GLENLAKE ONE | SUITE 200 4140 PARKLAKE AVENUE | RALEIGH, NC 27612 nelsonmullins.com

February 1, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara Ransom
Taylor Beech

Re:	urban-gro, Inc.
Registration Statement on Form S-1
File No. 333-250120

Dear SEC Examiners:

On behalf of urban-gro, Inc. (the “Company”), we are hereby responding to the verbal discussions held during January 26 and 27, 2021 (the “Discussions”), with the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In response to the Discussions, attached please find a cumulative changed pages redline comparing the filed Registration Statement to a version including our responsive disclosures.

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Please direct any questions or further communications relating to the above to the undersigned at (919) 329-3804 or Mike Bradshaw at (202) 689-2808. Thank you for your attention to this matter.

Very truly yours,

/s/ W. David Mannheim

W. David Mannheim

Enclosure

cc:	urban-gro, Inc.
Brad Nattrass

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

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Recent Developments Preliminary Financial Results for the Three Months and Year Ended December 31, 2020 (preliminary and unaudited) These operating results reflect our preliminary estimates with respect to the results for the three months and year ended December 31, 2020, which are based on currently available information and are subject to change. Our financial closing procedures for the three months and year ended December 31, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from these preliminary estimates. These preliminary estimates should not be viewed as a substitute for interim financial statements prepared in accordance with GAAP. These preliminary operating results have been prepared by, and are the responsibility of, our management. Our auditor, BF Borgers CPA PC, has not audited, reviewed, compiled or applied agreed - upon procedures with respect to these preliminary results. Accordingly, BF Borgers CPA PC does not express an opinion or any other form of assurance with respect thereto. We expect our preliminary and unaudited revenue for the three months ended December 31, 2020 to be between $9.0 million and $9.3 million, which would represent an increase of at least 26% from revenue of $7.1 million reported for the three months ended December 31, 2019. Preliminary and unaudited revenue for the year ended December 31, 2020 is expected to be between $25.6 million and $25.9 million, compared to $24.2 million reported for the year ended December 31, 2019. This expected increase in revenue was driven by an increase in the shipment of complex environmental equipment systems and sales of other cultivation equipment predominantly tied to design contracts signed. We are entering 2021 with in excess of $14.0 million of contractually committed orders for environmental and cultivation equipment systems for which revenue has not been recognized. We expect our preliminary and unaudited net loss for the three months ended December 31, 2020 to be between negative ($1.7) million and negative ($1.4) million, which would represent an improvement of at least $0.9 million from net loss of negative ($2.6) million reported for the three months ended December 31, 2019. This expected improvement in net loss is driven by reductions in operating expenses and increased gross profit. Preliminary and unaudited net loss for the year ended December 31, 2020 is expected to be between negative ($5.7) million and negative ($5.4) million, which would represent an improvement of at least $2.7 million from net loss of negative ($8.4) million reported for the year ended December 31, 2019. This expected improvement in net loss is driven by a reduction in operating expenses. In addition, we expect to achieve positive Adjusted EBITDA for the three months ended December 31, 2020, with Adjusted EBITDA for the year ended December 31, 2020 expected to be between negative ($0.9) million and negative ($0.7) million, which would represent an improvement of at least $2.3 million from Adjusted EBITDA of negative ($3.3) million reported for the year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non - GAAP Financial Measures” for a discussion of how we calculate Adjusted EBITDA. Risk Factors An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:  risks related to the cannabis industry;           the effect of the COVID - 19 pandemic on our business and operations; our ability to generate revenues sufficient to achieve profitability and positive cash flow; competition in our industry and our ability to compete effectively; our ability to attract, recruit, retain and develop key personnel and qualified employees; risks related to laws, regulations and industry standards;           reliance on significant clients and third - party suppliers ; the ability of our principal stockholders to significantly influence or control matters requiring a stockholder vote ; our ability to successfully identify and complete acquisitions and effectively integrate those acquisitions into our operations ; our indebtedness and potential increases in our indebtedness ; and the other factors described in “Risk Factors . ” Our Corporate Information We were originally formed on March 20, 2014, as a Colorado limited liability company. In March 2017, we converted to a Colorado corporation and exchanged shares of our common stock for every member interest issued and outstanding on the date of conversion. On October 29, 2020, we reincorporated as a Delaware corporation. In June 2018, we formed urban - gro Canada Technologies, Inc. as a wholly owned Canadian subsidiary, which we utilize for all our Canadian sales operations. Effective March 7, 2019, we acquired 100% of the stock

9 We may become subject to additional regulation of CEA facilities. Our engineering and design services are focused on facilities that grow a wide variety of crops that are subject to regulation by the United States Food and Drug Administration and other federal, state or foreign agencies. Changes to any regulations and laws that could complicate the engineering of these CEA facilities, such as waste water treatment and electricity - related mandates, make it possible that potential related enforcement could decrease the demand for our services, and in turn negatively impact our revenues and business opportunities. 10 We do not know for certain how much of our revenues to date have been generated from clients in the cannabis industry but we are certain some of our clients are in the cannabis industry. That industry is an emerging industry and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately predict and forecast the demand for our solution. Although we are focused on other segments of the horticulture market, including the rapidly growing vertical farming segment, some of our clients will be in the cannabis business. In our prior disclosures, we focused on risks in the cannabis industry because cannabis was our target market, however, our business plan has shifted as we pursue the larger horticultural market. The cannabis industry is immature in the United States and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately predict and forecast the demand for our solution. If the U.S. Department of Justice (“DOJ”) did take action against the cannabis industry, those of our clients in the industry would be lost to us. Losing those clients may have a material adverse effect on our revenues and the success of our business plan. To analyze this risk, we are relying heavily upon the various U.S. federal governmental memos issued in the past (including the memorandum issued by the DOJ on October 19, 2009, known as the “Ogden Memorandum”, the memorandum issued by the DOJ on August 29, 2013, known as the “Cole Memorandum” and other guidance), to remain acceptable to those state and federal entities that regulate, enforce, or choose to defer enforcement of certain current regulations regarding cannabis and that the U.S. federal government will not change its attitude to those practitioners in the cannabis industry as long as they comply with their state and local jurisdictional rules and authorities. The cannabis industry is not yet well - developed, and many aspects of this industry’s development and evolution cannot be accurately predicted. While we have attempted to identify our business risks in the cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this prospectus, which could materially and adversely affect our business and financial performance. We may incur losses in the near future, which may impact our ability to implement our business strategy and adversely affect our financial condition. While we have focused significantly on decreasing our operating expenses by reducing variable expenses, employee count, and marketing activities in order to become cash flow positive, such decreases may adversely affect our operating results if we are unable to support the business effectively. In turn, this would have a negative impact on our financial condition and potentially our share price. We also cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenues do not grow or our gross margins deteriorate substantially, we are likely to continue to experience losses in future periods. Collectively, this may impact our ability to implement our business strategy and adversely affect our financial condition. This potentially would have a negative impact on our share price.

Competition in our industry is intense. There are many competitors in the horticulture industry, and in particular the cannabis industry, including many who offer somewhat categorically similar products and services as those offered by us. There can be no guarantees that in the future other companies will not enter this arena by developing products that are in direct competition with us. We anticipate the presence as well as entry of other companies in this market space and acknowledge that we may not be able to establish, or if established to maintain, a competitive advantage. Some of these companies may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical, sales and marketing resources. This may allow them to respond more quickly than us to market opportunities. It may also allow them to devote greater resources to the marketing, promotion and sale of their products and/or services. These competitors may also adopt more aggressive pricing policies and make more attractive offers to existing and potential clients, employees, strategic partners, distribution channels and advertisers. Increased competition is likely to result in price reductions, reduced gross margins and a potential loss of market share. A drop in the retail price of cannabis products may negatively impact our business. The fluctuations in economic and market conditions that impact the prices of commercially grown cannabis, such as increases in the supply of cannabis and decreases in demand for cannabis, could have a negative impact our clients that are cannabis producers, and therefore could negatively impact our business. Our principal stockholders have the ability to significantly influence or control matters requiring a stockholder vote and other stockholders may not have the ability to influence corporate transactions. As of January 20, 2021, our principal stockholders own approximately 55% of our outstanding common stock, and following this offering, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, will own approximately 29% of our outstanding common stock. As a result, they have the ability to significantly influence the outcome of all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with clients and adversely affect our business, results of operations and growth prospects. Our success depends, in large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our active senior executive leadership team, including Jonathan Nassar, Mark Doherty, Dan Droller, Brian Zimmerman, and particularly Bradley Nattrass and Richard Akright, have significant experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the horticulture industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of custom - tailored horticulture solutions, we must attract and retain qualified personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations. 10 1 1

Our contracts may not be legally enforceable in the United States. Many of our historic contracts, and those we may enter into in the future, relate to services that are ancillary to the cannabis industry and other activities that are not legal under U.S. federal law and under some state laws. As a result, we may face difficulties in enforcing our contracts in U.S. federal and certain state courts. System security risks, data protection breaches, cyber - attacks and systems integration issues could disrupt our internal operations or services provided to clients. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack or otherwise exploit any security vulnerabilities of the products that we may sell in the future. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Delayed sales, lower profits, or lost clients resulting from these disruptions could adversely affect our financial results, stock price and reputation. We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against urban - gro relating to intellectual property rights. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business. Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results. U.S. generally accepted accounting principles (“GAAP”) and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock - based compensation, trade promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results. Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our common stock. Our reputation is a valuable component of our business. Threats to our reputation can come from many sources, including adverse sentiment about our industry generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our clients. Negative publicity regarding our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected. We may not be able to successfully identify, consummate or integrate acquisitions or to successfully manage the impacts of such transactions on our operations. Part of our business strategy includes pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations; and (vi) the loss or reduction of control over certain of our assets. The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions. 12 1 3

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long - term strategic benefits of our acquisitions within the anticipated timing or at all. The benefits from any acquisition will be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions to which we would not otherwise be exposed. An inability to realize any or all of the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business, results of operations and financial condition. Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service and other obligations. Our indebtedness could have significant effects on our business. For example, it could: make it more difficult for us to satisfy our financial obligations, including with respect to our indebtedness, and any failure to comply with the obligations of any of our debt agreements, including financial and other restrictive covenants, could result in an event of default under the agreements governing our indebtedness; increase our vulnerability to general adverse economic, industry and competitive conditions; limit our ability to borrow additional funds; and limit our financial flexibility.         Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to make payments with respect to our indebtedness and to satisfy any other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting us and our industry, many of which are beyond our control. Risks Related to the Cannabis Industry As marijuana remains illegal under United States federal law, it is possible that we may have to stop providing products and services to companies who are engaged in marijuana cultivation and other marijuana - related activities. Marijuana is currently classified as a Schedule I controlled substance under the Controlled Substances Act and is illegal under United States federal law. It is illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to “knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance.” Even in those states in which the use of marijuana has been authorized under state law, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the inability of our clients that are involved in the cannabis industry to proceed with their operations, which would adversely affect our operations. Our solutions are used by cannabis growers. While we are not aware of any threatened or current federal or state law enforcement actions against any supplier of equipment that might be used for cannabis growing, law enforcement authorities, in their attempt to regulate the illegal use of marijuana, may seek to bring an action or actions against us under the Controlled Substances Act for assisting or conspiring with persons engaged in the cultivation of marijuana. There is also a risk that our activities could be deemed to be facilitating the selling or distribution of cannabis in violation of the Controlled Substances Act. Although federal authorities have not focused their resources on such tangential or secondary violations of the Controlled Substances Act, nor have they threatened to do so, with respect to the sale of equipment that might be used by cannabis cultivators, or with respect to any supplies marketed to participants in the medical and recreational cannabis industry, if the federal government were to change its practices, or were to expend its resources investigating and prosecuting providers of equipment that could be usable by participants in the medical or recreational cannabis industry, such actions could have a materially adverse effect on our operations, our clients that operate in the cannabis industry, or the sales of our products and services. 14

As a company with clients operating in the cannabis industry, we face many particular and evolving risks associated with that industry, including uncertainty of United States federal enforcement and the need to renew temporary safeguards. On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the DOJ that had de - prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the U.S. federal government will choose to enforce federal laws regarding marijuana. Former Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance “unnecessary.” This one - page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws. Despite Attorney General Sessions’ rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the “FinCEN Memo” dated February 14, 2014, which de - prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana related businesses which utilize them. This memo appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for our clients and potential clients to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations. In 2014, Congress passed a spending bill (“2015 Appropriations Bill”) containing a provision (“Appropriations Rider”) blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to “prevent such States from implementing their own State medical marijuana law.” The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re - enacted every year. While it was continued in 2016, 2017, 2018, 2019 and 2020, and remains in effect, continued re - authorization of the Appropriations Rider cannot be guaranteed. If the Appropriation Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase. Further legislative development beneficial to our operations is not guaranteed. Among other things, the business of our clients in the cannabis industry involves the cultivation, distribution, manufacture, storage, transportation and/or sale of medical and adult use cannabis products in compliance with applicable state law. The success of our business with respect to these clients depends on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez - faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which could adversely affect our operations. The cannabis industry could face strong opposition from other industries. We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn on our operations. 15

The legality of marijuana could be reversed in one or more states. The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force us to cease operations in one or more states entirely. Changing legislation and evolving interpretations of law, which could negatively impact our clients and, in turn, our operations. Laws and regulations affecting the medical and adult - use marijuana industry are constantly changing, which could detrimentally affect our clients involved in that industry and, in turn, our operations. Local, state and federal marijuana laws and regulations are often broad in scope and subject to constant evolution and inconsistent interpretations, which could require our clients and ourselves to incur substantial costs associated with modification of operations to ensure compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients’ business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations. Regulatory scrutiny of the cannabis industry may negatively impact our ability to raise additional capital. The business activities of certain of our clients rely on newly established and/or developing laws and regulations in multiple jurisdictions. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the United States Food and Drug Administration, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, state or nongovernmental regulatory authorities or self - regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry that we service may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of our ability to raise additional capital. Banking regulations could limit access to banking services. Since the use of marijuana is illegal under federal law, federally chartered banks will not accept deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for our clients in the cannabis industry to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied marijuana - related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to our clients and to us. Risks Related to this Offering and Ownership of Our Common Stock An active, liquid trading market for our common stock does not currently exist and may not develop after this offering, and as a result, you may not be able to sell your common stock at or above the public offering price, or at all. Prior to this offering, shares of our common stock were quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “UGROD” (previously “UGRO”). Trading on the OTCQX marketplace has been infrequent and in limited volume. Although we have applied to list our shares of common stock on Nasdaq in connection with this offering, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition. You may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price. Our certificate of incorporation authorizes us to issue shares of our common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors (the “Board”) in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward - looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward - looking statements. These forward - looking statements can generally be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate. By their nature, forward - looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future . We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, risks related to the following :  risks related to the cannabis industry;                     the effect of the COVID - 19 pandemic on our business and operations; our ability to generate revenues sufficient to achieve profitability and positive cash flow; competition in our industry and our ability to compete effectively; our ability to attract, recruit, retain and develop key personnel and qualified employees; risks related to laws, regulations and industry standards; reliance on significant clients and third - party suppliers; the ability of our principal stockholders to significantly influence or control matters requiring a stockholder vote; our ability to successfully identify and complete acquisitions and effectively integrate those acquisitions into our operations; our indebtedness and potential increases in our indebtedness; and the other factors described in “Risk Factors.” These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we base these forward - looking statements on assumptions that we believe are reasonable when made, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward - looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward - looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward - looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. In light of these risks and uncertainties, we caution you not to place undue reliance on these forward - looking statements. Any forward - looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward - looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. 18 2 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis of our results of operations and financial condition should be read together with “Selected Historical Consolidated Financial and Other Data” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflects our historical results of operations and financial position and does not give effect to the completion of this offering. This discussion contains forward - looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward - looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” and elsewhere in this prospectus. All share and per share amounts presented herein have been restated to reflect the implementation of the 1 - for - 6 reverse stock split as if it had occurred at the beginning of the earliest period presented, except for amounts presented in the financial statements and related notes included elsewhere in this prospectus. Overview and History urban - gro, Inc. (“we,” “us,” “our,” the “Company,” or “urban - gro”) is a leading engineering and design services company focused on the sustainable commercial indoor horticulture market. We engineer and design indoor controlled environment agriculture (“CEA”) facilities a nd then integrate complex environmental equipment systems into those facilities. Through this work, we create high - performance indoor cultivation facilities for our clients to grow specialty crops, including leafy greens, vegetables, herbs, and plant - based medicines cannabis. Historically, a large number of our clients were cannabis producers, and we still do substantial work for those clients, but we have shifted our focus to non - cannabis crops as we seek to address a broader market . Our custom - tailored approach to design, procurement, and equipment integration provides a single point of accountability across all aspects of indoor growing operations. We also help our clients achieve operational efficiency and economic advantages through a full spectrum of professional services and programs focused on facility optimization and environmental health which establish facilities that allow clients to manage, operate and perform at the highest level throughout their entire cultivation lifecycle once they are up and running. We aim to work with our clients from inception through design of their project in a way that provides value throughout the life of their facility . We are a trusted partner and advisor to our clients and offer a complete set of engineering and managed services complemented by a vetted suite of select cultivation equipment systems . Outlined below is an example of a complete project with estimated time frames for each phase that demonstrate how we provide value to our clients . Our indoor commercial cultivation solution offers an integrated suite of services and equipment systems that generally fall within the following categories:   Service Solutions:   Engineering and Design Services – A comprehensive triad of services including: i. Cultivation Space Programming (“CSP”) ii. Integrated Cultivation Design (“ICD”) iii. Full - Facility Mechanical, Electrical, and Plumbing (“MEP”)   A service offering including: i. Training Services ii. Facility and Equipment Commissioning Services 26 2 9

B US I N ES S History We were originally formed on March 20, 2014, as a Colorado limited liability company. In March 2017, we converted to a Colorado corporation and exchanged shares of our common stock for every member interest issued and outstanding on the date of conversion. On October 29, 2020, we reincorporated as a Delaware corporation. Our website is www.urban - gro.com, which contains a description of our Company and products. In addition, we also maintain a branded technology product website at www.soleiltech.ag. Such websites and the information contained on such websites are not part of this prospectus. Overview urban - gro, Inc. is a leading engineering and design services company focused on the sustainable commercial indoor horticulture market. We engineer and design indoor controlled environment agriculture (“CEA”) facilities a nd then integrate complex environmental equipment systems into those facilities. Through this work, we create high - performance indoor cultivation facilities for our clients to grow specialty crops, including leafy greens, vegetables, herbs, and plant - based medicines cannabis. Historically, a large number of our clients were cannabis producers, and we still do substantial work for those clients, but we have shifted our focus to non - cannabis crops as we seek to address a broader market . Our custom - tailored approach to design, procurement, and equipment integration provides a single point of accountability across all aspects of indoor growing operations. We also help our clients achieve operational efficiency and economic advantages through a full spectrum of professional services and programs focused on facility optimization and environmental health which establish facilities that allow clients to manage, operate and perform at the highest level throughout their entire cultivation lifecycle once they are up and running. Since commencing business in March 2014, we have introduced new equipment solutions, products and services to the CEA market, expanded our ongoing operations across North America, and most recently, we have entered into several engagements in Europe, and we plan on opening a headquarters office in Europe. The majority of our clients are commercial CEA cultivators. We believe one of the key points of our differentiation that clients value is the depth of experience of our employees and our Company. We currently employ 42 individuals. Approximately two - thirds of our employees are considered experts in their areas of focus, and our team includes Engineers (Mechanical, Electrical, Plumbing, Controls, and Agricultural), Professional Engineers, and individuals with Masters Degrees in Plant Science, Horticulture, and Business Administration. As a company, we have worked on more than 300 indoor CEA facilities, and believe that the experience of our team and Company provide clients with the confidence that we will proactively keep them from making common costly mistakes during the build out that impact operational stages. Our expertise translates into clients saving time, money, and resources through expertise that they can leverage without having to add headcount to their own operations. We provide this experience in addition to offering a platform of the highest quality equipment systems that can be integrated holistically into our clients’ facilities. Our Services and Integrated Equipment Solutions We aim to work with our clients from inception through design of their project in a way that provides value throughout for the life of their facility . We are a trusted partner and advisor to our clients and offer a complete set of engineering and managed services complemented by a vetted suite of select cultivation equipment systems . Outlined below is an example of a complete project with estimated time frames for each phase that demonstrate how we provide value to our clients .

Revenues and Gross Profit Margins by Category . Service Revenues for engineering design services contracts can be hundreds of thousands of dollars, depending on the spectrum of services desired by the client and the size of the facility. Product Revenues for customized equipment systems can be millions of dollars, depending on the size of the cultivation facilities, the complexity and types of systems purchased by the client, and the number of systems purchased by the client. Our targeted gross profit margins on engineering design services range from thirty to sixty percent. Our targeted gross profit margins on customized equipment systems range from the mid - teens to mid - thirty percent depending on the type of system being sold. Gross profit margins on both revenue categories are heavily dependent on the complexity and size of the project. Our Clients We primarily market and sell our solutions to owners of CEA products and services to operators of commercial indoor cultivation facilities in the United States and Canada. During 2019, we began exploring the potential demand for our solutions in countries outside Our historical client base has been comprised of indoor commercial cultivators seeking to grow high - quality cannabis crops. Since launching the engineering and design division in 2018, we have designed and assisted in the build - out of 200+ projects for some of the largest independent and multi - state operators in both the United States and Canada , including those with i n Europe and Lat i n America, and subsequent l y chose to focus our efforts on Europe a s our secondary marke t . We are diversifying . Although the cannabis market has been our historical target market and an unknown but substantial portion of all of our revenues to date have been generated from clients in the cannabis industry, we are seeking to diversify our client base by expanding into other segments of the market, initially targeting indoor CEA vertical farming facilities th a t specialize i n the cultivation of leafy greens and herbs. indoor horticultural market, including targeting cultivators of high value crops such as tomatoes, strawberries, chilies, peppers, and leafy greens. During 2020, we also continued exploring the potential demand for our solutions in select countries, including those within Latin America and Europe. Marketing Strategy We provide our clients with equipment and service solutions for their facility that empowers their success for the life of their grow — from early stage facility programming, engineering design, and the integration of complex equipment systems, through commissioning / facility start - up services. Our team of engineers and experts understand the highly regulated market, challenges, and opportunities unique to cultivators. Marketing serves two general purposes at urban - gro – brand image and lead generation. Brand Image Our marketing strategy is to position urban - gro as a leading engineering and design services company that integrates complex environmental equipment systems into high - performance indoor CEA cultivation facilities for the global commercial horticulture market. Managing the clarity of our brand is a key component of supporting our organization’s growth initiatives and lead generation. We support our brand through (i) interviews, (ii) website, (iii) e - commerce, (iv) events, and (v) corporate responsibility. Interviews . We retain a public relations firm to amplify our business objectives through earned media to support of our corporate activities and marketing functions. The focus of our publicity efforts is to engage and inform key audiences, build relationships, and provide vital feedback for analysis and action. Our spokespeople have received media training and are briefed prior to each interview. Website . Our online experience supports our brand by being both educational and transactional. By applying an established set of key metrics, user activity on the website is used to generate Marketing Qualified Leads (“MQL”) to be passed to the sales team for engagement. With the technology advancements and market expansion into CEA, our website offers educational content for investors, managers, and cultivators to ensure they are considering key facility programming, design, and engineering aspects critical to high - performance buildings. Given our team’s early involvement with indoor cultivation, our experts are uniquely positioned to share knowledge, thereby qualifying us for future projects. As a lead - generation tool, the urban - gro website produces qualified, trackable sales leads. The leads move through the qualification and nurture process before being passed to sales and engaged by the appropriate contact for advancement through the sales funnel. 40 4 3

Acquisition Strategy While entering any new market can be challenging, we believe that our existing brand combined with the strength of our partnerships and expertise will allow us to capture a meaningful amount of this market through targeting the most sophisticated, well - funded producers who are in need of a partner that has a demonstrated history of success growing crops in this way. To speed up our expansion plan, and with the intention of forming strategic relationships to assist in lead generation, we plan to place investments in; or acquire horticulture - related positive cash flow entities at discounted prices based upon the synergistic upside available for both organizations. Our Competition While we feel that our complex end - to - end solution places us as a leader in the CEA segment, we do face competition from companies that offer some, but not all, portions of an all - encompassing facility package. Further, these companies often outsource to third - parties for the integration and sale of equipment systems and products, particularly within the cannabis industry. We also compete with other smaller and mid - sized companies that focus primarily on either engineering design services or product sales. Within the services space, there are several product - or services - specific competitors that offer similar services, such as MEP services or basic fertigation design. Currently, we view our competition to be focused on equipment sales that are predominantly commodity “off - the - shelf” items like lighting and other cultivation staple products, both pre - and post - startup. This competition comes from traditional wholesale horticulture dealers, online retailers, and some manufacturers who sell direct. Greenhouse manufacturers and European systems integrators may increasingly seek to offer comprehensive product and service solutions to compete with our integrated solution, but they are primarily focused on the greenhouse industry, and not on indoor CEA facilities. European systems integrators, in particular, are experienced and have a strong operating history in traditional horticulture and provide specialized, intensive, and large - scale solutions that revolve around greenhouse projects. Instead of competing with these integrators, we find ourselves working with them, and combining synergies to work on projects together. Further, although we frequently partner with direct manufacturers to deliver our customized solution, these manufacturers may seek to engage with clients directly to deliver their products . In addition, we sometimes compete with electrical contractors with respect to specific components of facility engineering and design . As the cannabis market continues to mature and develop and legalization becomes more prevalent, we expect to see more competition from cannabis - focused agricultural product and service providers. Going forward, our focus is non - cannabis crops. These companies may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical, sales and marketing resources. These competitors may adopt more aggressive pricing policies and make more attractive offers to existing and potential clients, employees, strategic partners, distribution channels and advertisers. Increased competition is likely to result in price reductions, red uce d gross margins and a potential loss of market share. Regulation U.S. Regulations While we do not generate any revenue from the direct sale of cannabis products, we have historically, and may continue to, offer our solutions to indoor cultivators that are engaged in various aspects of the cannabis industry. Marijuana is a Schedule I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal laws. 47

 the distribution of marijuana to minors;  criminal enterprises, gangs and cartels receiving revenue from the sale of marijuana;  the diversion of marijuana from states where it is legal under state law to other states;  state - authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;  violence and the use of firearms in the cultivation and distribution of marijuana;  driving while impaired and the exacerbation of other adverse public health consequences associated with marijuana use;  the growing of marijuana on public lands; and  marijuana possession or use on federal property. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The Department of Justice defines Schedule I controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.” If the federal government decides to enforce the Controlled Substances Act with respect to marijuana, persons that are charged with distributing, possessing with intent to distribute, or growing marijuana could be subject to fines and terms of imprisonment, the maximum being life imprisonment and a $50 million fine. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. While we do not intend to harvest, distribute or sell cannabis, we may be irreparably harmed by a change in enforcement by the federal or state governments. Previously, the Obama administration took the position that it was not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state - designated laws allowing the use and distribution of medical marijuana. The Trump administration revised this policy but made no major changes in enforcement. Specifically, Attorney General Sessions vacated the Cole Memorandum in favor of deferral of any enforcement of federal regulation to the individual states’ Department of Justice or U.S. Attorney. However, certain other protections remain in place via budgetary element embedment (the Rohrabacher - Farr amendment, now referred to as the Rohrabacher - Blumenauer Amendment), which limits funding of any enforcement of anti - cannabis legislation. The Department of Justice has stated that it will continue to enforce the Controlled Substances Act with respect to marijuana to prevent: Since the use of marijuana is illegal under federal law, most federally chartered banks will not accept deposit funds from businesses involved with marijuana. Consequently, businesses involved in the marijuana industry generally bank with state - chartered banks and credit unions to provide banking to the industry. Although cultivation and distribution of marijuana for medical use is permitted in many states, provided compliance with applicable state and local laws, rules, and regulations, marijuana is illegal under federal law. Strict enforcement of federal law regarding marijuana would likely result in a material adverse effects on our business and revenues. Though the cultivation and distribution of marijuana remains illegal under federal law, H.R. 83, enacted by Congress on December 16, 2014, provides that none of the funds made available to the DOJ pursuant to the 2015 Consolidated and Further Continuing Appropriations Act may be used to prevent states from implementing their own laws that authorize the use, distribution, possession, or cultivation of medical marijuana. While it this appropriations measure continued in 2016, 2017, 2018, 2019 and 2020, and remains in effect, continued re - authorization cannot be guaranteed. If this appropriations rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase. However, state laws do not supersede the prohibitions set forth in the federal drug laws. 48

In order to participate in either the medical or adult use sides of the marijuana industry in Colorado and elsewhere, all businesses and employees must obtain licenses from the state and, for businesses, local jurisdictions. Colorado issues four types of business licenses including cultivation, manufacturing, dispensing, and testing. In addition, all owners and employees must obtain an occupational license to be permitted to own or work in a facility. All applicants for licenses undergo a background investigation, including a criminal record check for all owners and employees.

Colorado has also enacted stringent regulations governing the facilities and operations of marijuana businesses. All facilities are required to be licensed by the state and local authorities and are subject to comprehensive security and surveillance requirements. In addition, each facility is subject to extensive regulations that govern its businesses practices, which includes mandatory seed-to-sale tracking and reporting, health and sanitary standards, packaging and labeling requirements, and product testing for potency and contaminants.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state and federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of the date of this prospectus, the following summarizes the status of our registrations, pending applications, issued U.S. patents and one published U.S. patent application:

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Trademarks

We have received the following trademark registrations:

Trademark	Jurisdiction	Registration Number	Registration Date	Status
URBAN-GRO	United States	4618322	October 7, 2014	Registered
URBAN-GRO	United Kingdom	3266415	January 19, 2018	Registered
URBAN-GRO	European Union	017391806	October 31, 2018	Registered
URBAN-GRO	WIPO	1548013	July 08, 2020	Registered
SOLEIL	United States	5209707	May 23, 2017	Registered
SOLEIL	United Kingdom	3266410	March 09, 2018	Registered
SOLEIL	Canada	1083969	October 07, 2020	Registered
SOLEIL	European Union	017391781	September 11, 2018	Registered
OPTI-DURA	United States	5770091	June 4, 2019	Registered
OPTI-DURA	Canada	TMA1070145	January 20, 2020	Registered

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